Filed Pursuant to Rule 433
Registration No. 333-133852

BANK OF AMERICA CORPORATION

$1,200,000,000 FLOATING RATE CALLABLE SENIOR NOTES, DUE DECEMBER 2010

AMENDED TERM SHEET

Dated as of December 11, 2007

Issuer:	Bank of America Corporation

Ratings:	Aa1 (Moody's)/AA (S&P)/AA (Fitch)

Title of the Series:	Floating Rate Callable Senior Notes, due December 2010

Aggregate Principal Amount:	$1,200,000,000

Issue Price:	100%

Initial Trade Date:	December 4, 2007

Proposed Underwriting Agreement:	December 12, 2007

Settlement Date:	December 12, 2007 (DTC)

Maturity Date:	December 12, 2010

Ranking:	Senior

Minimum Denominations:	$5,000 and multiples of $5,000 in excess of $5,000

Day Count Fraction:	Actual/360

Record Dates:	For book-entry only notes, one business day prior to the applicable interest payment date.

Base Rate:	Three-Month LIBOR (Reuters)

Index Maturity:	90 days

Spread:

35 bps for the period from, and including, the Settlement Date to, but excluding, June 12, 2009; 75 bps for the period from, and including, June 12, 2009 to, but excluding, the Maturity Date or an earlier redemption date.

Interest Payment Dates:	March 12, June 12, September 12 and December 12 of each year, beginning March 12, 2008.

Interest Periods:

Quarterly. The initial interest period will be the period from, and including, the Settlement Date to, but excluding, March 12, 2008, the initial interest payment date.  The subsequent interest periods will be the periods from, and including, the applicable interest payment date to, but excluding, the next interest payment date or the Maturity Date.

Interest Determination Date:	For the initial interest period, December 7, 2007. For each subsequent interest period, the second London banking day preceding the applicable interest reset date.

Interest Reset Dates:	March 12, June 12, September 12 and December 12 of each year, beginning March 12, 2008.

Optional Redemption:

The Issuer has the right to redeem all, but not less than all, of the notes on June 12, 2009, and on any subsequent interest payment date.  The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Call Notification:	Notice of redemption will be mailed to the holders of the notes to be redeemed not less than 10 days nor more than 60 days prior to the redemption date.

Listing:	None

Calculation Agent:	The Bank of New York Trust Company, N.A.

Lead Manager:	Banc of America Securities LLC

Co-Managers:	Comerica Securities, Inc. Toussaint Capital Partners, LLC

CUSIP:	060505 DQ4

ISIN:	US060505 DQ43

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Bank of America Corporation or the lead underwriter will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury - Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322.  You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.